Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Cadence Pharmaceuticals, Inc. for the registration of Cadence Pharmaceuticals, Inc.’s common stock, par value $0.0001 per share, with an aggregate public offering price not to exceed $5,800,000 and to the incorporation by reference therein of our reports dated March 15, 2010, with respect to the financial statements of Cadence Pharmaceuticals, Inc., and the effectiveness of internal control over financial reporting of Cadence Pharmaceuticals, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

November 10, 2010